EXHIBIT 99.1

Equinor ASA: Ex dividend

From 11 August 2021, the shares in Equinor (OSE: EQNR, NYSE: EQNR) will be traded ex dividend USD 0.15.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act